Exhibit 99.3

Press Release

LeddarTech Reports FY24 Results

QUEBEC CITY, Canada, December 18, 2024 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, for ADAS, AD and parking applications, is pleased to announce financial results for its fiscal year 2024, which ended on September 30, 2024.

“I am pleased to report our year-end fiscal 2024 results, completing our first year as a public company. We made tremendous progress during 2024, culminating with the groundbreaking agreement with Texas Instruments that we announced on December 9, 2024. We reached several other significant milestones in 2024 and look forward to 2025, which we see as a year in which our substantial technical innovations will translate into customer wins,” said Frantz Saintellemy, President and CEO of LeddarTech.

Recent Business and Technology Highlights

●	LeddarNavigator – Introduction of European and China LeddarVision Demonstration Vehicles: The company introduced LeddarNavigator demonstration vehicles in Europe and China and conducted simultaneous roadshows in September and October. This allowed the company to engage directly with key OEMs in one of the largest automotive markets, emphasizing the product’s global applicability and impact. The company also participated in AutoSens Europe 2024 and Reuters Automotive, where they showcased the LeddarVision next-generation sensor fusion and perception software for ADAS and AD.

●	LeddarTech Fortified Its Cybersecurity Framework with ISO/IEC 27001 Certification – Press Release.

Product and Industry Collaboration Announcements

●	Texas Instruments Collaboration: On December 9, 2024, LeddarTech announced a strategic collaboration agreement and a software license agreement with Texas Instruments (“TI”) to enable a comprehensive, integrated platform solution for advanced driver assistance systems (ADAS) and autonomous driving (AD) markets. Under the license agreement, TI has agreed to make advanced royalty payments in three tranches totaling approximately US$10 million. The first tranche of US$5 million was received in early December and the second and third tranches are subject to achievement of certain milestones included in the licensing and collaboration agreements with TI. The collaboration and license agreements will enable TI to market a bundled solution that features LeddarTech’s LeddarVision AI-based fusion and perception software stack pre-integrated and validated on TI’s TDA scalable portfolio of Arm-based processors. LeddarTech and TI have worked closely for nearly two years to integrate LeddarTech’s software with TI’s hardware to create an open, comprehensive, high-performance and cost-efficient solution for ADAS and AD systems that can serve the entire automotive OEM landscape and their Tier 1 suppliers. Feedback LeddarTech has received from OEMs and Tier 1 suppliers has been overwhelmingly positive, solidifying its market potential.

Press Release

Customer Traction (FYQ4)

●	Responded to RFI/RFQs equivalent to approximately $700 million in software sales value.

●	Delivered successful POC (proof-of-concepts) results to Forvia.

●	Launched a new POC project with Arm.

●	Over 50 joint customer demonstrations.

Fiscal 2024 Financial Highlights1

As of the fiscal year end on September 30, 2024, we shipped the final last-time buy orders for LiDAR components and module products. Therefore, LiDAR results have been presented as discontinued operations for all periods reported in our financial statements and MD&A.

●	Revenue: Revenue from continuing operations for the fiscal year ending September 30, 2024 was $0.5 million, compared to revenue of $0.2 million in the fiscal year ending September 30, 2023. Note that reported revenue from continuing operations excludes $7.5 million in revenue from LiDAR components and module products that are now considered discontinued operations.

●	Net Loss: Net loss from continuing operations for the fiscal year ending September 30, 2024 was $167.3 million, compared to net loss of $43.8 million in the fiscal year ending September 30, 2023. Net loss includes a non-cash impairment charge of $69.3 million to goodwill and intangibles in F4Q24, and a non-cash charge of $59.1 million for listing expenses of common stock and warrants related to the company’s December 2023 business combination. Note that reported net loss from continuing operations excludes $1.1 million in net income from discontinued operations.

●	EBITDA and Adjusted EBITDA[2]: EBITDA loss for the fiscal year ending September 30, 2024 was $157.2 million, compared to a $42.7 million loss in fiscal year 2023. Adjusted EBITDA loss for the fiscal year ending September 30, 2024 was $30.4 million, compared to adjusted EBITDA loss of $34.8 million in the fiscal year ending September 30, 2023. The decrease in adjusted EBITDA loss is primarily attributable to a decrease in operating expenses.

	FY2024	FY2023	Q4-2024	Q4-2023
Continuing operations
Revenues	$477,812	$197,556	$50,562	$52,002
Gross profit (loss)	477,812	197,556	50,562	52,002
Loss from operations	(164,329,669)	(44,948,815)	(77,534,655)	(8,191,997)
Finance costs, net	3,063,252	(729,958)	3,621,167	1,020,041
Loss before income taxes	(167,302,856)	(43,841,777)	(81,155,822)	(9,130,661)
Net loss and comprehensive loss	(167,318,738)	(43,841,777)	(81,154,693)	(9,130,661)
Net loss and comprehensive loss attributable to Shareholders of the Company	(167,016,426)	(40,409,465)	(81,154,693)	(8,187,045)
Loss per share
Net loss per shar (basic and diluted) (in dollars)	(7.33)	(241.09)	(2.72)	(48.85)
Weighted average shares outstanding (basic and diluted)	22,774,782	167,610	29,865,648	167,610
EBITDA (loss)	(157,229,931)	(42,738,031)	(78,200,618)	(8,176,144)
Adjusted EBITDA (loss)	(30,395,262)	(34,815,026)	(6,237,581)	(9,989,733)

[1]	All amounts in Canadian dollars except where otherwise noted.
[2]	See Adjusted EBITDA definition under “Non-IFRS Financial Measures” below.

Press Release

Balance Sheet and Liquidity 1

As of September 30, 2024, LeddarTech’s consolidated cash balance totaled $5.3 million, compared to $5.1 million on September 30, 2023. Subsequent to the end of the quarter, the company raised approximately C$23.9 million, using a recent exchange rate of 1.43 Canadian dollars per US dollar. This included a US$5 million advance royalty payment from Texas Instruments, US$2.8 million from additional bridge financing and US$9 million from the sale of stock issuance under our standby equity purchase agreement or SEPA. LeddarTech’s cash balance as of Tuesday, December 17, 2024 was approximately $20.8 million. The company believes it is well positioned to collect the second milestone payment in the amount of a US$3 million payment from Texas Instruments in early January 2025.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.LeddarTech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Non-IFRS Financial Measures

A non-IFRS financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in Company’s consolidated primary financial statements.

In Q2-2024, the Company started to use two new non-IFRS financial measures because we believe these non-IFRS financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-IFRS financial measures that we use to explain our results and reconciliations to the most directly comparable IFRS financial measures.

EBITDA (loss) is calculated as net earnings (loss) before interest expenses (income), deferred income taxes, depreciation of property and equipment, depreciation of right-of-use assets and amortization of intangible assets.

EBITDA (loss) should not be considered an alternative to net loss in measuring performance or used as a measure of cash flow.

Adjusted EBITDA (loss) is calculated as EBITDA (loss), adjusted for foreign exchange gain (loss), loss (gain) on revaluation of financial instruments carried at fair value, gain or loss on lease modification, share-based compensation, listing expense, transaction costs, restructuring costs and impairment loss on intangible assets.

Press Release

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) our ability to timely access sufficient capital and financing on favorable terms or at all; (ii) our ability to maintain compliance with our debt covenants, including our ability to enter into any forbearance agreements, waivers or amendments with, or obtain other relief from, our lenders as needed; (iii) our ability to execute on our business model, achieve design wins and generate meaningful revenue; (iv) our ability to successfully commercialize our product offering at scale, whether through the collaboration agreement with Texas Instruments, a collaboration with a Tier 2 supplier or otherwise; (v) changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, projects, prospects and plans (vi) changes in general economic and/or industry-specific conditions; (vii) our ability to retain, attract and hire key personnel; (viii) potential adverse changes to relationships with our customers, employees, suppliers or other parties (ix) legislative, regulatory and economic developments; (x) the outcome of any known and unknown litigation and regulatory proceedings; (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak, as well as management’s response to any of the aforementioned factors; and (xii) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Form 20-F filed with the SEC. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

	FY2024	FY2023	Q4-2024	Q4-2023
Net loss from continued operations	$(167,318,738)	$(43,841,777)	$(81,154,693)	$(9,130,661)
Deferred income taxes	15,882	-	(1,129)	-
Depreciation of property and equipment	738,081	1,274,597	122,967	45,087
Depreciation of right-of-use assets	515,558	581,936	28,764	121,707
Amortization of intangible assets	257,932	286,494	(35,249)	(27,464)
Interest expenses (income)	8,516,354	(1,039,281)	2,838,721	815,186
EBITDA (loss) from continuing operations	(157,229,931)	(42,738,031)	(78,200,618)	(8,176,144)

Foreign exchange loss (gain)	(399,827)	224,057	(715,237)	152,381
Loss (gain) on revaluation of financial instruments carried at fair value	(5,553,010)	21,100	934,095	35,654
Gain on lease modification	(204,146)	-	-	-
Loss on exercise of conversion options	366,957	-	366,957	-
Stock-based compensation	1,715,512	2,436,974	2,015,588	777,957
Listing expense	59,139,572	-	-	-
Transaction costs	2,407,977	3,506,630	-	1,916,927
Restructuring costs	46,387	1,734,244	46,387	(329,265)
Impairment loss related to intangible assets	69,315,247	-	69,315,247	(4,367,243)
Adjusted EBITDA (loss) from continuing operations	(30,395,262)	(34,815,026)	(6,237,581)	(9,989,733)

Press Release

Contact:

Daniel Aitken, Vice-President, Global Marketing, Communications and Investor Relations, LeddarTech Holdings Inc. Tel.: + 1-418-653-9000 ext. 232 daniel.aitken@LeddarTech.com

●	Investor relations website: investors.LeddarTech.com

●	Investor relations contact: Kevin Hunt, ICR Inc. kevin.hunt@icrinc.com

●	Financial media contact: Dan Brennan, ICR Inc. dan.brennan@icrinc.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”

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